Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Electronic Arts Inc.:

We consent to the use of our report dated May 23, 2019 with respect to the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 30, 2019 and March 31, 2018, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 30, 2019, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 30, 2019, incorporated herein by reference.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue due to the adoption of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Santa Clara, California
August 9, 2019